UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 3)*

                          KINDRED HEALTHCARE, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $0.25 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                494580 10 3
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                               (CUSIP Number)

                            Kenneth Maiman, Esq.
                         Appaloosa Management L.P.
                        26 Main Street, First Floor
                             Chatham, NJ 07928
                               (973) 701-7000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 2, 2003
-------------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 494580 10 3                              PAGE 2 of 10 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Appaloosa Investment Limited Partnership I

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,655,353

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    2,655,353

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,655,353

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.0%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 494580 10 3                              PAGE 3 of 10 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Palomino Fund Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    BRITISH VIRGIN ISLANDS

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,347,968

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    2,347,968

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,347,968

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.5%

14. TYPE OF REPORTING PERSON

    CO

                             SCHEDULE 13D

CUSIP No. 494580 10 3                              PAGE 4 of 10 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Appaloosa Management L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       5,003,321

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    5,003,321

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,003,321

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.8%

14. TYPE OF REPORTING PERSON

    PN

                             SCHEDULE 13D

CUSIP No. 494580 10 3                              PAGE 5 of 10 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Appaloosa Partners Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       5,003,321

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    5,003,321

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,003,321

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.8%

14. TYPE OF REPORTING PERSON

    CO

                             SCHEDULE 13D

CUSIP No. 494580 10 3                              PAGE 6 of 10 PAGES

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    David A. Tepper

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                   [ ]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           -0-

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       5,003,321

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         -0-

                10. SHARED DISPOSITIVE POWER

                    5,003,321

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,003,321

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.8%

14. TYPE OF REPORTING PERSON

    IN

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

          This Amendment No. 3, filed on behalf of Appaloosa Investment Limited Partnership I ("AILP"), Palomino Fund Ltd. ("Palomino"), Appaloosa Management L.P. (the "Manager"), Appaloosa Partners Inc. ("API") and David
A. Tepper ("Mr. Tepper" and, together with AILP, Palomino, the Manager and API, the "Reporting Persons"), amends and supplements the Schedule 13D filed on behalf of the Manager, API and Mr. Tepper on April 26, 2001 (as amended by Amendment No. 1 filed on November 15, 2001 and Amendment No. 2 filed on October 23, 2002, the "Schedule 13D"), relating to the common stock, par value $0.25 per share (the "Common Stock"), of Kindred Healthcare, Inc., a Delaware corporation (the "Company"). The Reporting Persons have entered into a Joint Filing Agreement, dated April 7, 2003, a copy of which is attached hereto as Schedule II. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended to add the following:

          On or about April 2, 2003, based on information obtained from the Company, the Company mailed to its stockholders the definitive proxy statement for its 2003 annual meeting of stockholders (the "2003 Annual Meeting"). Mr. Tepper is not seeking re-election to the Board of Directors of the Company and, accordingly, Mr. Tepper is not included in the slate of persons nominated for election to the Board of Directors of the Company at the 2003 Annual Meeting. In addition, on March 28, 2003, Mr. Bolin, who is a nominee for election to the Board of Directors of the Company at the 2003 Annual Meeting, terminated his consulting arrangement with the Manager.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended to reflect that, as of the date hereof:

          The percentages set forth in this Item 5 are based on there being 17,648,857 shares of Common Stock outstanding as of January 31, 2003 as disclosed by the Company in its Form 10-K for the fiscal year ended December 31, 2002 and are calculated in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

          (a) AILP is the beneficial owner of 1,319,402 shares of Common Stock and Palomino is the beneficial owner of 1,156,025 shares of Common Stock. In addition, (i) upon exercise of the New Warrants, AILP would beneficially own an additional 1,332,701 shares of Common Stock and Palomino would beneficially own an additional 1,188,693 shares of Common Stock and (ii) upon exercise of the vested portion of the non-qualified stock options granted to each of Mr. Tepper and Mr. Bolin on the Transaction Date and the January 2002 Transaction Date pursuant to the Company's 2001 Stock Option Plan for Non-Employee Directors, AILP would beneficially own an additional 3,250 shares of Common Stock and Palomino would beneficially own an additional 3,250 shares of Common Stock. Each of the Manager, API and Mr. Tepper may be deemed to beneficially own an aggregate of 5,003,321 shares of Common Stock. Therefore, as of the date hereof, the beneficial ownership of (i) AILP constitutes approximately 14.0% of the issued and outstanding shares of Common Stock, (ii) Palomino constitutes approximately 12.5% of the issued and outstanding shares of Common Stock and (iii) each of the Manager, API and Mr. Tepper constitutes approximately 24.8% of the issued and outstanding shares of Common Stock.

          (b) AILP may be deemed to have shared voting and dispositive power with respect to 2,655,353 shares of Common Stock and Palomino may be deemed to have shared voting and dispositive power with respect to 2,347,968 shares of Common Stock. Each of the Manager, API and Mr. Tepper may be deemed to have shared voting and dispositive power with respect to 5,003,321 shares of Common Stock.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the sixty days preceding the date of this Schedule 13D.

          (d) Not applicable.

          (e) Not applicable.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended to add the following item at the end thereof:

          11. Schedule II - Joint Filing Agreement, dated April 7, 2003.

                                 SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2003

                                    APPALOOSA INVESTMENT LIMITED
                                    PARTNERSHIP I

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its General Partner

                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                              By:  /s/ David A. Tepper
                                                  --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                    PALOMINO FUND LTD.

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its Investment Adviser

                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                              By:  /s/ David A. Tepper
                                                  --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                    APPALOOSA MANAGEMENT L.P.

                                    By:  APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:  /s/ David A. Tepper
                                             -------------------------------
                                             Name:  David A. Tepper
                                             Title: President

                                    APPALOOSA PARTNERS INC.

                                    By:  /s/ David A. Tepper
                                        ------------------------------------
                                        Name:  David A. Tepper
                                        Title: President


                                    /s/ David A. Tepper
                                    ----------------------------------------
                                    David A. Tepper

                                                                Schedule II

                           JOINT FILING AGREEMENT

          The undersigned hereby agree that any amendment to the Schedule 13D, relating to the common stock, par value $0.25 per share, of Kindred Healthcare, Inc., on or after the date as of which this joint filing agreement is made, is being filed jointly by the undersigned with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated:  April 7, 2003

                                    APPALOOSA INVESTMENT LIMITED
                                    PARTNERSHIP I

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its General Partner

                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                              By:  /s/ David A. Tepper
                                                  --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                    PALOMINO FUND LTD.

                                    By:  APPALOOSA MANAGEMENT L.P.,
                                         Its Investment Adviser

                                         By:  APPALOOSA PARTNERS INC.,
                                              Its General Partner

                                              By:  /s/ David A. Tepper
                                                  --------------------------
                                                  Name:  David A. Tepper
                                                  Title: President

                                    APPALOOSA MANAGEMENT L.P.

                                    By:  APPALOOSA PARTNERS INC.,
                                         Its General Partner

                                         By:  /s/ David A. Tepper
                                             -------------------------------
                                             Name:  David A. Tepper
                                             Title: President

                                    APPALOOSA PARTNERS INC.

                                    By:  /s/ David A. Tepper
                                        ------------------------------------
                                        Name:  David A. Tepper
                                        Title: President


                                    /s/ David A. Tepper
                                    ----------------------------------------
                                    David A. Tepper